Exhibit 99.1

GOLD RESERVE INC.
September 30, 2018
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			September 30, 2018		December 31, 2017
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$112,073,825		$137,672,718
Marketable debt securities (Note 5)			85,128,090		–
Marketable equity securities (Note 5)			222,187		239,232
Deposits, advances and other			1,069,051		156,050
Total current assets			198,493,153		138,068,000
Property, plant and equipment, net (Note 6)			12,653,997		12,632,534
Total assets			$211,147,150		$150,700,534
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$2,739,377		$2,167,171
Income tax payable			7,566,301		1,263,438
Contingent value rights (Note 3)			5,623,248		3,097,193
Total current liabilities			15,928,926		6,527,802

Deferred income tax (Note 11)			1,375,910		18,402,483
Total liabilities			17,304,836		24,930,285

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			378,009,884

378,009,884

Class A common shares, without par value

Authorized:	Unlimited

Issued and outstanding:	2018…99,395,048	2017…99,395,048

Contributed surplus			20,625,372

20,625,372

Stock options (Note 9)			20,701,640

20,409,643

Accumulated deficit			(225,494,582)

(293,386,189)

Accumulated other comprehensive income			–

111,539

Total shareholders' equity			193,842,314

125,770,249

Total liabilities and shareholders' equity			$211,147,150	$

150,700,534

Contingencies (Note 3)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

            /s/ J.C. Potvin                                 /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
INCOME (LOSS)
Gain on sale of mining data	$–	$88,500,000	$52,500,000	$187,500,000
Arbitration award	–	–	36,000,000	–
Interest income	84,998	11,751	173,830	41,549
Loss on marketable debt securities	(3,347,410)		(3,347,410)
Loss on marketable equity securities	(5,442)	–	(17,046)	–
Loss on settlement of debt (Note 10)	–	(6,144,815)	–	(16,637,379)
Foreign currency gain (loss)	244,265	(77,898)	(180,292)	(85,718)
	(3,023,589)	82,289,038	85,129,082	170,818,452
EXPENSES
Corporate general and administrative (Notes 3 and 9)	1,116,490	9,499,604	5,631,766	15,615,197
Retention units costs	–	–	–	7,694,200
Contingent value rights (Note 3)	(16,304)	2,981,996	4,442,820	3,901,159
Siembra Minera Project costs (Note 7)	3,952,881	3,503,668	5,195,944	5,403,946
Exploration costs	–	1,500	–	58,418
Legal and accounting	192,992	349,005	941,248	667,992
Arbitration and settlement (Note 3)	28,690	55,104	153,998	2,392,772
Equipment holding costs	305,852	158,601	785,022	470,711
Interest expense (Note 10)	–	603,958	–	6,094,263
	5,580,601	17,153,436	17,150,798	42,298,658

Net income (loss) before income tax	(8,604,190)	65,135,602	67,978,284	128,519,794
Income tax benefit (expense) (Note 11)	12,325,049	(30,860,159)	(198,216)	(46,707,763)

Net income for the period	$3,720,859	$34,275,443	$67,780,068	$81,812,031

Net income per share
Basic	$0.04	$0.36	$0.68	$0.89
Diluted	$0.04	$0.36	$0.68	$0.89
Weighted average common shares outstanding,
Basic	99,395,048	95,422,700	99,395,048	91,715,024
Diluted	99,494,772	96,479,806	99,508,044	92,086,288

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Net income for the period	$3,720,859	$34,275,443	$67,780,068	$81,812,031
Other comprehensive loss, net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Loss on marketable equity securities,
net of tax of nil (Note 2)	–	(90,892)	–	(205,982)
Other comprehensive loss	–	(90,892)	–	(205,982)
Comprehensive income for the period	$3,720,859	$34,184,551	$67,780,068	$81,606,049

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017

(Unaudited - Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares
	Number	Amount
Balance, December 31, 2016	89,710,604	$ 342,190,645	$ 25,723,900	$ 17,353,725	$ (382,897,065)	$ 443,173
Net income for the period	–	–	–	–	89,510,876	–
Other comprehensive loss	–	–	–	–	–	(331,634)
Stock option compensation (Note 9)	–	–	–	5,108,493	–	–
Fair value of options exercised	–	2,052,575	–	(2,052,575)	–	–
Common shares issued for:	–	–	–	–	–	–
Option exercises (Note 9)	2,073,435	5,973,474	–	–	–	–
Note conversions (Note 10)	7,611,009	27,793,190	(5,098,528)	–	–	–
Balance, December 31, 2017	99,395,048	378,009,884	20,625,372	20,409,643	(293,386,189)	111,539
Cumulative effect of accounting change (Note 2)	–	–	–	–	111,539	(111,539)
Net income for the period	–	–	–	–	67,780,068	–
Stock option compensation (Note 9)	–	–	–	291,997	–	–
Balance, September 30, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,701,640	$ (225,494,582)	$ –

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Cash Flows from Operating Activities:
Net income for the period	$3,720,859	$34,275,443	$67,780,068	$81,812,031

Adjustments to reconcile net income to net cash

used in operating activities:
Stock option compensation	72,064	227,959	291,997	4,889,737
Depreciation	12,140	1,655	35,809	4,102
Gain on sale of mining data	–	(88,500,000)	(52,500,000)	(187,500,000)
Arbitration award	–	–	(36,000,000)	–
Loss on settlement of debt	–	6,144,815	–	16,637,379
Write-down of property, plant and equipment	14,000		14,000
Loss on marketable securities	3,352,852	–	3,364,456	–
Accretion of convertible notes	–	589,685	–	6,051,444
Income tax	(12,325,049)	15,423,256	(10,723,710)	31,270,860
Changes in non-cash working capital:

Net decrease (increase) in deposits,   advances and other

	277,326	182,043	(913,001)	(147,928)

Net increase (decrease) in payables   and accrued expenses

	(397,807)	(5,304,787)	3,098,260	6,320,892
Net cash used in operating activities	(5,273,615)	(36,959,931)	(25,552,121)	(40,661,483)
Cash Flows from Investing Activities:
Proceeds from sale of mining data	–	88,500,000	–	128,500,000
Purchase of property, plant and equipment	(1,394)	(57,720)	(71,272)	(64,464)
Proceeds from disposition of marketable securities	24,500		24,500
Net cash provided by (used) in investing activities	23,106	88,442,280	(46,772)	128,435,536
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	–	5,531,249	–	5,928,624
Settlement of debt	–	(42,924,181)	–	(42,924,181)
Net cash used in financing activities	–	(37,392,932)	–	(36,995,557)
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(5,250,509)	14,089,417	(25,598,893)	50,778,496
Cash and cash equivalents - beginning of period	117,324,334	72,436,128	137,672,718	35,747,049
Cash and cash equivalents - end of period	$112,073,825	$86,525,545	$112,073,825	$86,525,545

Supplemental Cash Flow Information:

Cash paid for interest	$–	$9,540,278	$–	$9,568,823
Cash paid for income taxes	$–	$15,436,903	$10,921,926	$15,436,903

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Siembra Minera Project and the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award and the acquisition of our Mining Data by Venezuela (See Note 3, Arbitral Award and Mining Data Sale Settlement Agreement and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")).

Basis of Presentation and Principles of Consolidation. These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuela and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All other subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and related notes included in our Annual Report on Form 40-F for the year ended December 31, 2017.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Gains or losses on marketable securities are recorded in the statement of operations. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits, advances and receivables are accounted for at cost which approximates fair value. Accounts payable, convertible notes, interest notes and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 2.      New Accounting Policies:

Adopted in the year

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update was effective for us January 1, 2018.  The updated guidance resulted in a reclassification of $0.1 million of unrealized holding gains and losses related to investments in marketable equity securities from accumulated other comprehensive income to accumulated deficit in the Balance Sheet upon adoption. Changes in the value of the Company’s marketable equity securities are now recorded as income (loss) instead of other comprehensive income (loss).

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

Note 3.      Arbitral Award and Mining Data Sale Settlement Agreement:

In October 2009 we initiated the Brisas Arbitration to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project. September 22, 2014, we were granted an Arbitral Award (the “Award”) totaling $740.3 million. In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data"). Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019. The first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

As of the date of this report, Venezuela had deposited approximately $187.5 million to a Trust Account (See Note 4, Cash and Cash Equivalents). Of this amount, approximately $165.2 million had been transferred to the Company's bank account outside of Venezuela with a balance, at the date of this report, of approximately $22.3 million remaining in the Trust Account. Approximately $37.1 million remained in the Trust Account at September 30, 2018. In addition, in August 2018 the Company received Venezuelan government bonds, which are exempt from U.S. Sanctions pursuant to Department of Treasury General License No. 3 issued by the Office of Foreign Asset Control ("OFAC"), with a market value, at the time of the agreement, of approximately $88.5 million as payment of the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement. The amount associated with the bonds was originally recorded as a receivable in the June 30, 2018 financial statements. On a cumulative basis, Venezuela has paid the Company approximately $276 million, including the amounts remaining in the Trust. The monthly payments pursuant to the Settlement Agreement from March through November 2018 totaling approximately $265.5 million remain unpaid.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations, as well as a bonus plan as described below. Due to U.S. and Canadian Sanctions (See Note 4, Cash and Cash Equivalents) and the uncertainty of transferring the cash held in the Trust Account to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank account as funds available for purposes of calculating the CVR and Bonus Plan cash distributions.  However, the full amount due based on total payments received has been recognized as an accrual in these financial statements.

The total estimated amount due pursuant to the terms of the CVRs as of September 30, 2018, (including those amounts remaining in the Trust Account and the receivable associated with the Venezuelan bonds) from the sale of the Mining Data and the arbitration award was approximately $5.6 million. The amount distributed during the nine months ended September 30, 2018 based on the amounts transferred to our North American bank account was approximately $1.9 million.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The total estimated amount due pursuant to the terms of the Bonus Plan as of September 30, 2018 (including those amounts remaining in the Trust Account and the receivable associated with the Venezuelan bonds) from the sale of the Mining Data and the arbitration award is approximately $2.2 million. The amount of distributed during the nine months ended September 30, 2018 based on the amounts transferred to our North American bank account was approximately $0.7 million.

Following receipt of funds transferred pursuant to the Settlement Agreement to our North American bank account and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 4.      Cash and Cash Equivalents:

	September 30,	December 31,
	2018	2017
Bank deposits	$48,612,925	$39,649,888
Cash held in trust	37,057,850	88,500,000
Money market funds	26,403,050	9,522,830
Total	$112,073,825	$137,672,718

Payments made by Venezuela associated with the Settlement Agreement (excluding the recent transfer of Venezuelan bonds) have generally been deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. Under the trust agreement, the Company can transfer the funds to its bank account outside of Venezuela. Cash held in the Trust Account as of September 30, 2018 is classified as cash and cash equivalents. Cash deposited to the Trust Account and marketable debt securities transferred, subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recognized as receivables as they represent amounts due from the sale of the Mining Data or the Arbitration Award as of the balance sheet date, for which collectability is certain.

In August 2017, the U.S. government imposed financial sanctions (as defined herein "Sanctions") targeting Venezuela by issuing an Executive Order ("EO") that prohibits U.S. persons from dealing in financing of greater than 30 days for Venezuela, including any entity owned or controlled by Venezuela (with respect to the state oil company and its subsidiaries, these restrictions prohibit financings of greater than 90 days).  In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General License No. 3 issued by the Department of the Treasury’s Office of Foreign Asset Control ("OFAC")) or equity issued by Venezuela after the U.S. financial Sanctions were imposed on August 25, 2017.

These U.S. financial Sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan officials as “Specially Designated Nationals” (“SDNs”), which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more.  Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by Venezuela.  On September 22, 2017 and again on May 30, 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials.

On May 21, 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to Venezuela, including accounts receivable, (ii) any debt owed to Venezuela that is pledged as collateral after May 21, 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by Venezuela of any equity interest in any entity in which Venezuela has a 50 percent or greater ownership interest.

Finally, on November 1, 2018, the U.S. government issued an EO authorizing Sanctions against any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving Venezuela or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria.  OFAC issued guidance that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

The US and Canadian Sanctions listed above do not currently prohibit our ability to receive monthly transfers of funds from Venezuela.  However, in addition to affecting the political, economic and financial condition of Venezuela, Sanctions have complicated the monthly transfer of funds from Venezuela to our North American bank account. Further, although the issuance of the November 1, 2018 EO does not directly affect our operations in or involving Venezuela, it could complicate our activities involving non-SDN Venezuelan officials or other persons related to the Venezuelan gold sector if they were to be targeted under the Sanctions in the future.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 5.      Marketable Securities:

	September 30,	December 31,
	2018	2017
Equity securities
Fair value at beginning of year	$239,232	$541,216
Decrease in fair value	(17,045)	(301,984)
Fair value at balance sheet date	$222,187	$239,232

Debt securities
Fair value at beginning of year	$–	$–
Acquisitions	88,500,000	–
Dispositions	(24,500)	–
Realized loss	(3,945)	–
Decrease in fair value	(3,343,465)	–
Fair value at balance sheet date	$85,128,090	$–

The Company’s marketable securities are recorded at quoted market value with gains and losses recorded in the Consolidated Statements of Operations. Gains and losses on securities sold are based on the average cost of the shares held at the date of disposition. As of September 30, 2018 and December 31, 2017, marketable equity securities had a cost basis of $98,043. Marketable debt securities had a cost basis of $88,471,555 as of September 30, 2018.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The fair values of the Company’s marketable equity securities are based on Level 1 inputs. The fair values of the Company’s marketable debt securities, which consist of Venezuelan government bonds, are based on Level 2 inputs using a market based approach using quoted prices in markets which have limited trading activity.  These securities are also subject to credit risk due to the political and economic conditions in Venezuela.

Note 6.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
September 30, 2018
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	463,634	(331,407)	132,227
Transportation equipment	491,025	(25,967)	465,058
Leasehold improvements	39,185	(10,007)	29,178
Mineral property	350,000	–	350,000
	$13,021,378	$(367,381)	$12,653,997

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

		Accumulated
	Cost	Depreciation	Net
December 31, 2017
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	587,126	(503,216)	83,910
Transportation equipment	489,560	–	489,560
Leasehold improvements	39,185	(7,655)	31,530
Mineral property	350,000	–	350,000
	$13,143,405	$(510,871)	$12,632,534

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount. We recorded impairment write-downs of property, plant and equipment of $14,000 and NIL during the nine months ended September 30, 2018 and 2017. During 2017, the Company purchased approximately $0.5 million of transportation equipment for use in the development of the Siembra Minera project.

Note 7.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"). The primary purpose of this entity is to develop the Siembra Minera Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project (which has a 20 year term with two 10 year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon settlement payments are not made by Venezuela.

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment for the Siembra Minera Project in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs on the Siembra Minera Project, which through September 30, 2018 amounted to a total of approximately $14.4 million. These expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social works programs in the vicinity of the Project, which are expensed as incurred and classified within “Siembra Minera Project Costs” in the Consolidated Statements of Operations.

Note 8.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2017 were approximately $234,000. As of September 30, 2018, no contributions by the Company had been made for plan year 2018.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

The Company’s equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of our Class A common shares. As of September 30, 2018, there were 2,072,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the nine months ended September 30, 2018 and 2017 are as follows:

	2018		2017
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,091,565	$ 3.13	3,357,000	$ 2.84
Options granted	-	-	5,277,500	3.15
Options exercised	-	-	(2,060,435)	2.88
Options expired	(487,000)	3.34	(1,469,500)	2.89
Options outstanding - end of period	4,604,565	$ 3.11	5,104,565	$ 3.13

Options exercisable - end of period	4,060,818	$ 3.10	3,985,817	$ 3.14

The following table relates to stock options at September 30, 2018:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$ 235,809	2.69	444,922	$1.92	$ 235,809	2.69
$2.69	125,000	$2.69	-	8.58	93,750	$2.69	-	8.58
$3.15	3,544,643	$3.15	-	8.38	3,032,146	$3.15	-	8.38
$3.91	180,000	$3.91	-	6.74	180,000	$3.91	-	6.74
$4.02	310,000	$4.02	-	5.82	310,000	$4.02	-	5.82
$1.92 - $4.02	4,604,565	$3.11	$ 235,809	7.60	4,060,818	$3.10	$ 235,809	7.49

During the nine months ended September 30, 2018 and 2017, the Company granted NIL and 5.3 million stock options, respectively. During the nine months ended September 30, 2017, approximately 2.1 million outstanding options were exercised for net proceeds to the Company of $5.9 million. The Company recorded non-cash compensation expense during the nine months ended September 30, 2018 and 2017 of $0.3 million and $4.9 million, respectively for stock options granted in 2017 and prior periods.

The weighted average fair value of the options granted in the first nine months of 2017 was calculated at $1.04. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2017
Risk free interest rate	1.22%
Expected term	2 years
Expected volatility	59%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Retention Plan and Change of Control Agreements

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders.  In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of September 30, 2018 there were no Retention Units outstanding.

The Company also maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of September 30, 2018, in the event of a change of control, the amount payable under these agreements was approximately $15.4 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

Note 10.    Convertible Notes and Interest Notes:

In the third quarter of 2017, the Company settled all of its outstanding 11% Senior Secured Convertible Notes and Interest Notes due December 31, 2018 (the "2018 Notes"). Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding.  Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes").

Note 11.    Income Tax:

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") which made broad and complex changes to the U.S. tax code. The Tax Act established new tax laws including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% beginning in 2018.

Income tax expense for the nine months ended September 30, 2018 and 2017 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2018		2017
	Amount	%	Amount	%
Income tax expense based on Canadian tax rates	$ 16,994,571	25	$ 32,129,949	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(1,813,647)	(2)	17,175,972	13
Non-deductible expenses	908,032	1	2,340,551	2
Withholding tax	759,062	1	2,000,265	2
Previously unrecognized tax benefits	(11,508,151)	(17)	-	-
Change in valuation allowance and other	(5,141,651)	(8)	(6,938,974)	(6)
	$ 198,216	-	$ 46,707,763	36

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Company recorded income tax expense of $0.2 million and $46.7 million for the nine months ended September 30, 2018 and 2017, respectively. Income tax expense for the nine months ended September 30, 2018 decreased from the prior comparable period as a result of the deduction of capitalized costs incurred in the development of the Mining Data and a change in the valuation allowance due to the utilization of Canadian tax loss carryforwards. The tax benefit of the capitalized costs had not been recognized prior to the third quarter of 2018 when Venezuela completed all of the payments due under the agreement for sale of the Mining Data.  We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. deferred income tax assets and liabilities as of September 30, 2018 and December 31, 2017 were as follows:

	September 30,	December 31,
	2018	2017
Deferred income tax assets
Net operating loss carry forwards	$34,768,039	$35,964,366
Property, Plant and Equipment	3,227,233	3,227,745
Other	2,873,810	1,682,594
	40,869,082	40,874,705
Valuation allowance	(35,305,365)	(40,662,538)
	$5,563,717	$212,167

Deferred income tax liabilities
Cash held in trust	(5,124,118)	(18,585,000)
Other	(1,815,509)	(29,650)
Net deferred income tax liability	$(1,375,910)	$(18,402,483)

At September 30, 2018, we had the following Canadian tax loss carry forwards. Amounts are in U.S. dollars.

Expires
$2,022,389	2026
3,753,291	2027
14,305,833	2028
13,557,743	2029
16,749,838	2030
18,755,941	2031
5,441,894	2032
7,911,394	2033
9,166,549	2034
13,084,572	2035
15,556,179	2036
11,731,494	2037
7,035,042	2038
$139,072,159